EXHIBIT 2

DIRECTORS AND EXECUTIVE OFFICERS OF JGD

Name	Title	Principal Business Address	Principal Occupation	Citizenship
James G. Dinan	President and Director	390 Park Avenue New York, New York 10022	Investment management	USA

Adam J. Semler	Chief Financial Officer and Director	390 Park Avenue New York, New York 10022	Investment management	USA

Daniel A. Schwartz	Chief Investment Officer and Director	390 Park Avenue New York, New York 10022	Investment management	Canada

Page 23 of 25 Pages